------------------------------
                                                           OMB APPROVAL
                                                  OMB Number     3235-0145
                                                  Expires:   December 31, 2005
                                                  Estimated average burden
                                                  hours per response . . . 11
                                                  ------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                              INITIAL SCHEDULE 13G



                    Under the Securities Exchange Act of 1934


                                   Cache, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    127150308
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 30, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ X ]   Rule 13d-1(b)

          [   ]   Rule 13d-1(c)

          [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                PAGE 1 OF 8 PAGES



-----------------------------------------                                        --------------------------------------
CUSIP No.   127150308                                      13G                   Page  2  of  8  Pages
-----------------------------------------                                        --------------------------------------

---------- -------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Manulife Financial Corporation

---------- -------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  |_|
                                                                                  (b)  |_|
           N/A

---------- -------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

---------- -------------------------------------------------------------------------------------------------------------

    Number of
      Shares
   Beneficially
     Owned by
       Each
    Reporting          5     SOLE VOTING POWER
      Person
       With                  3,129

                    -------- -------------------------------------------------------------------------------------------
                       6     SHARED VOTING POWER

                             0

                    -------- -------------------------------------------------------------------------------------------
                       7     SOLE DISPOSITIVE POWER

                             3,129

                    -------- -------------------------------------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             0

---------- -------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,129 plus amounts held through its indirect, wholly-owned subsidiaries, John Hancock Advisers, LLC and Independent Investments, LLC

---------- -------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- -------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.4%

---------- -------------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           HC

---------- -------------------------------------------------------------------------------------------------------------

                                PAGE 2 OF 8 PAGES




-----------------------------------------                                        --------------------------------------
CUSIP No.   127150308                                      13G                   Page  3  of  8  Pages
-----------------------------------------                                        --------------------------------------

---------- -------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Independence Investments, LLC

---------- -------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  |_|
                                                                                  (b)  |_|
           N/A

---------- -------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

---------- -------------------------------------------------------------------------------------------------------------

    Number of
      Shares
   Beneficially
     Owned by
       Each
    Reporting          5     SOLE VOTING POWER
      Person
       With                  1,469,900

                    -------- -------------------------------------------------------------------------------------------
                       6     SHARED VOTING POWER

                             0

                    -------- -------------------------------------------------------------------------------------------
                       7     SOLE DISPOSITIVE POWER

                             1,469,900

                    -------- -------------------------------------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             0

---------- -------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,469,900

---------- -------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- -------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.4%

---------- -------------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA

---------- -------------------------------------------------------------------------------------------------------------

                                PAGE 3 OF 8 PAGES




-----------------------------------------                                        --------------------------------------
CUSIP No.   127150308                                      13G                   Page  4  of  8  Pages
-----------------------------------------                                        --------------------------------------

---------- -------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Advisers, LLC

---------- -------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  |_|
                                                                                  (b)  |_|
           N/A

---------- -------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

---------- -------------------------------------------------------------------------------------------------------------

    Number of
      Shares
   Beneficially
     Owned by
       Each
    Reporting          5     SOLE VOTING POWER
      Person
       With                  320,400

                    -------- -------------------------------------------------------------------------------------------
                       6     SHARED VOTING POWER

                             0

                    -------- -------------------------------------------------------------------------------------------
                       7     SOLE DISPOSITIVE POWER

                             320,400

                    -------- -------------------------------------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             0

---------- -------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           320,400

---------- -------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- -------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.0%

---------- -------------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA

---------- -------------------------------------------------------------------------------------------------------------

                                PAGE 4 OF 8 PAGES

     Attention:  Intentional  misstatements  or  omissions  of  fact  constitute
Federal criminal violations (See 18 U.S.C. 1001)

         Item 1(a)    Name of Issuer:
                      --------------
                      Cache, Inc.

         Item 1(b)    Address of Issuer's Principal Executive Offices:
                      -----------------------------------------------
                      1440 Broadway
                      New York, NY 10018

         Item 2(a)    Name of Person Filing:
                      ---------------------
                      This filing is made on behalf of Manulife Financial
                      Corporation ("MFC"), and MFC's indirect, wholly-owned
                      subsidiaries Independence Investments, LLC ("IIA") and
                      John Hancock Advisers LLC ("JHA").

         Item 2(b)    Address of the Principal Offices:
                      --------------------------------
                      The principal business offices of MFC are located at 200
                      Bloor Street, East, Toronto, Ontario, Canada M4W IE5;
                      IIA is located at 53 State Street, Boston, MA 02109 and
                      JHA is located at 101 Huntington Avenue, Boston,
                      Massachusetts 02199.

         Item 2(c)    Citizenship:
                      -----------
                      MFC is organized and exists under the laws of Canada.
                      IIA and JHA are organized and exist under the laws
                      of the State of Delaware.

         Item 2(d)    Title of Class of Securities:
                      ----------------------------
                      Common Stock, par value $.01 per share

         Item 2(e)    CUSIP Number:
                      ------------
                      127150308

         Item 3       If the Statement is being filed pursuant to Rule
                      ------------------------------------------------
                      13d-1(b), or 13d-2(b), check whether the person filing is a:
                      ------------------------------------------------------------

                      MFC:          (g) (X) Parent Holding Company, in accordance with
                                            ss.240.13d-1(b)(ii)(G).

                      JHA:          (e) (X) Investment Adviser registered under
                                            ss.203 of the Investment Advisers Act of 1940.

                      IIA:          (e) (X) Investment Adviser registered under
                                            ss.203 of the Investment Advisers Act of 1940.


         Item 4       Ownership:
                      ---------

                      (a)  Amount Beneficially Owned:
                           -------------------------
                           MFC has direct beneficial ownership of 3,129 shares
                           of Common Stock, JHA has direct beneficial ownership
                           of 320,400 shares of Common Stock and IIA has direct
                           beneficial ownership of 1,469,900 shares of Common
                           Stock. Through its parent-subsidiary relationship
                           to IIA and JHA, MFC may be deemed to have indirect,
                           beneficial ownership of these same shares.

                                PAGE 5 OF 8 PAGES


                      (b)  Percent of Class:
                           ----------------
                           Of the 15,706,428 shares outstanding as of May 10,
                           2005 according to the issuer's quarterly report on
                           form 10-Q for the period ended April 2, 2005, MFC
                           held .0002%, IIA held 9.4% and JHA held 2.0%.

                      (c)  Number of shares as to which the person has:
                           -------------------------------------------

                           (i)   sole power to vote or to direct the vote:

                                 MFC, IIA and JHA each has sole power to vote or to direct the vote of the shares of Common
                                 Stock beneficially owned by each of them. JHA has sole power to vote or to direct the vote of the shares of Common Stock beneficially owned by it pursuant to an advisory agreement.

                           (ii)  shared power to vote or to direct the vote:

                                 None.

                           (iii) sole power to dispose or to direct the disposition of:

                                 MFC, IIA and JHA each has sole power to dispose
                                 or to direct the disposition of the shares of
                                 Common Stock beneficially owned by each of them.
                                 JHA has sole power to dispose or to direct the
                                 disposition of the shares of Common Stock beneficially
                                 owned by it pursuant to an advisory agreement.

                           (iv)  shared power to dispose or to direct the disposition of:

                                 None.

         Item 5       Ownership of Five Percent or Less of a Class:
                      --------------------------------------------
                      Not applicable.

         Item 6       Ownership of More than Five Percent on Behalf of Another Person:
                      ---------------------------------------------------------------
                      Not applicable.

         Item 7       Identification and Classification of the Subsidiary which Acquired the
                      ----------------------------------------------------------------------
                      Security Being Reported on by the Parent Holding Company:
                      --------------------------------------------------------
                      See Items 3 and 4 above.

         Item 8       Identification and Classification of Members of the Group:
                      ---------------------------------------------------------
                      Not applicable.

         Item 9       Notice of Dissolution of a Group:
                      --------------------------------
                      Not applicable.

         Item 10      Certification:
                      -------------
                      By signing below the undersigned certifies that, to the
                      best of its knowledge and belief, the securities referred
                      to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing
                      the control of the issuer of the securities and were not
                      acquired and are not held in connection with or as a
                      participant in any transaction having that purpose or
                      effect.



                                PAGE 6 OF 8 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            Manulife Financial Corporation

                                            By:      /s/Christer V. Ahlvik
                                                     ---------------------
                                                     Name:    Christer V. Ahlvik
Dated:  July 11, 2005                                Title:   Vice President and Corporate Secretary

                                            John Hancock Advisers, LLC

                                            By:      /s/Al Ouellette
                                                     ---------------
                                                     Name:    Al Ouellette
Dated:  July 11, 2005                                Title:   Assistant Vice President and Senior Counsel


                                            Independence Investments, LLC

                                            By:      /s/Patti Thompson
                                                     -----------------
                                                     Name:    Patti Thompson
Dated:  July 11, 2005                                Title:   Chief Compliance Officer




                                PAGE 7 OF 8 PAGES



EXHIBIT A

                             JOINT FILING AGREEMENT
                             ----------------------

     Manulife  Financial  Corporation,  Independence  Investments,  LLC and John
Hancock Advisers, LLC agree that the Initial Schedule 13G to which this Agreement is attached, relating to the Common Stock of Cache, Inc. is filed on behalf of each of them.


                                            Manulife Financial Corporation

                                            By:      /s/Christer V. Ahlvik
                                                     ---------------------
                                                     Name:    Christer V. Ahlvik
Dated:  July 11, 2005                                Title:   Vice President and Corporate Secretary

                                            John Hancock Advisers, LLC

                                            By:      /s/Al Ouellette
                                                     ---------------
                                                     Name:    Al Ouellette
Dated:  July 11, 2005                                Title:   Assistant Vice President and Senior Counsel


                                            Independence Investments, LLC

                                            By:      /s/Patti Thompson
                                                     -----------------
                                                     Name:    Patti Thompson
Dated:  July 11, 2005                                Title:   Chief Compliance Officer




                                PAGE 8 OF 8 PAGES